Exhibit 99.1

Corporate Presentation October 2019 NASDAQ: EARS Contact: investors@aurismedical.com Innovative Treatments in Neurotology and CNS Disorders

1 Forward - looking Statements This presentation and the accompanying oral commentary may contain statements may contain statements that constitute “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward - looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you ca n identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” or the negative of these terms and oth er comparable terminology. Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially fr om those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need f or and ability to raise substantial additional funding to continue the development of its product candidates, the timing and con duc t of clinical trials of Auris Medical’s product candidates and that such trials will not meet their endpoints, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual prop ert y position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, li cense transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertai nti es also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Fo rm 20 - F for the year ended December 31, 2018 and future filings with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in lig ht of new information, future developments or otherwise, except as may be required under applicable law. All forward - looking statements are qualified in their entirety by this cautionary statement. www.aurismedical.com | NASDAQ: EARS

2 Dedicated to Targeted Drug Delivery • Founded in 2003 • Targeted drug delivery • Pioneer role in neurotology : vertigo, hearing loss, tinnitus • Expanding into CNS • Headquartered in Basel, Switzerland • IPO in August 2014 on Nasdaq (EARS) Auris Medical develops novel pharmaceutical products for unmet medical needs in neurotology and central nervous system disorders www.aurismedical.com | NASDAQ: EARS • Lead program = reformulated and repositioned betahistine » Oral betahistine = Standard of care for treating vertigo outside of the U.S. » Intranasal delivery provides 5 - 29 x higher plasma exposure than oral betahistine » Global market potential >$1bn in vertigo » Potential to l everage into additional indications • Tinnitus and hearing loss programs for first - in - class treatments » Advancing additional clinical trials through partnering / non - dilutive funding The Company Key Development Programs

Our Core Team



Thomas Meyer, PhD
Founder, Chairman and CEO
- CEO and BoD member Disetronic
- Instrumental in Disetronic's IPO and managing >20% sales CAGR over many years



Elmar Schärli, CPA
Chief Financial Officer
- ~ 30 years private and public company finance and accounting experience in biotech and medtech
- Founder and CEO of ante treuhand (fiduciary firm)



Andrea Vondraskova, MD
Medical Director
- Medical Director at Chiltern International
- Medical Director at PharmaNet



Ilja Hohenfeld, PhD
Director, Translational Medicine
- Global Trial Leader at Actelion
- Clinical Project Manager at ICON



Fabio Fais, MSc
Director, CMC Projects
- DP Project Leader (Fellow) at Novartis Pharma
- Team Leader Formulation Dev., Crucell



Raoul Dias, PhD
General Counsel
- Senior Corporate Counsel at Amcor
- Senior Counsel & Corp. Secretary at Transocean

ACTELION

DISETRONIC

NOVARTIS

CHILTERN A COVANCE COMPANY

ICON

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Project Pipeline

Product	Indication	Preclin.	Phase 1	Phase 2	Phase 3	Next Key Milestones
AM-125 Betahistine	Vertigo					Phase 2 POC trial interim analysis (Q1 2020)
AM-201 Betahistine	Antipsychotic-induced weight gain					Phase 1b complete data (Q1 2020)
Sonsuvi® (AM-111) Brimapitide	ASNHL (sudden deafness)					Partnering
Keyzilen® (AM-101) Esketamine	Acute inner ear tinnitus					Preparing for Phase 2/3 study Partnering / non-dilutive funding
AM-102 Undisclosed	Tinnitus					Select lead compound

*Dates of key milestones are indicative and subject to change

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Betahistine Targets the Histaminergic System

Histamine acts as a neurotransmitter in the nervous system

Key role in regulation of wide range of behavioral and physiological functions, including appetite, drinking, sleep, wakefulness, learning, attention and memory.

Betahistine is a structural analog of histamine and acts as:

- H_1 receptor agonist
- H_3 receptor antagonist (inverse agonist)



Unlike histamine, betahistine…

- Crosses the blood-brain barrier
- Is orally active
- Does not have any meaningful activity at H_2 receptor

Betahistine has the following effects:

- Increased inner ear and cerebral blood flow
- Increased histamine turnover and enhanced histamine release in CNS
- Enhanced release of acetylcholine, dopamine and norepinephrine in CNS
- General brain arousal

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How Betahistine is Used Today

- Widely used around the world for the treatment of vestibular disorders (Meniere's disease, vertigo)
- Oral intake, approved daily dose = 48 mg
- Recognized as a safe drug and approved in 115 countries (U.S. being notable exception)

Evidence for efficacy is mixed, however…

- "Pooled data showed that the proportion of patients reporting an overall reduction in their vertigo symptoms was higher in the group treated with betahistine than [placebo]."[1]
- "Most trials suggested a reduction of vertigo with betahistine [in Meniere's disease…], but all these effects may have been caused by bias in the methods"[2]

Betahistine's weak point = poor oral bioavailability: ~1%

- Orally administered betahistine is rapidly and almost completely metabolized through monoamine oxidase (MAO) into 2-pyridylacetic acid
- Metabolite with no known pharmacological activity

[1] *Murdin et al. (2016), Betahistine for symptoms of vertigo. Cochrane Database Syst Rev. (6):CD010696.*
[2] *James & Burton (2011), Betahistine for Ménière's disease or syndrome. Cochrane Database of Syst Rev 1:CD001873.*

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Superior Bioavailability of Intranasal Dosing 8 Data from Phase 1 Study www.aurismedical.com | NASDAQ: EARS 0 5 10 15 20 25 0.0 0.5 1.0 1.5 2.0 2.5 3.0 Median betahistine plasma concentration (ng/mL) Time post - dose (h) Oral 48 mg 5 mg 10 mg 20 mg 40 mg • Relative bioavailability of intranasal betahistine vs. oral betahistine (daily dose) = 5 to 29 x (not adjusted for dose) • Intranasal drug delivery allows for avoidance of high intestinal and hepatic first pass extraction following oral administration • Scant evidence for the presence of monoamine oxidase in nasal mucosal tissues 1 • Suggests only low levels of pre - systemic MAO mediated metabolism following intranasal delivery of betahistine 1 Chemuturi & Donovan (2006), Metabolism of dopamine by the nasal mucosa , J Pharm Sci. 95(11):2507 - 15 .

10 Overview on Vertigo www.aurismedical.com | NASDAQ: EARS THE PROBLEM • Spinning or wheeling sensation • Disorientation, imbalance , falls, nausea, vomiting, anxiety POTENTIAL CAUSES • Functional: Meniere’s disease, labyrinthitis • Neurosensory: vestibular neuritis • Mechanical: benign paroxysmal positional vertigo • Tumor surgery: vestibular schwannoma resection PATHOPHYSIOLOGY • Normally , left and right vestibular organs transmit consistent position and acceleration information to the brain • When a pathology disrupts signaling unilaterally, imbalance in vestibular tone can lead to illusory perception of movement

Positioning of Betahistine


Type II
Type I
ATP
Ach
CGRP
Enk
Subs P
CGRP-R
mACh-R
nACh-R
NOS
H_1
KA
AMPA
NMDA
EAA
H_3
KA, AMPA, NMDA
ACh
CGRP
Enk
Subs P

Peripheral level – inner ear hair cells


Cerebellar and commissural pathways
Glycine
Tuberomamillar nucleus
Mid Brain Nuclei
GABA
Histamine
$GABA_{A-B}$
H_1, H_2, H_3
Dopamine
D_2
Raphe nuclei
Vestibular end organs
5-HT
Serotonine
Glutamate
KA
AMPA
NMDA
NOS
NO
nACh
mACh
ACh
Vestibular afferent neurons
ORL
Opioid peptides
Vestibular nuclei
Vestibular nuclei

Central level – vestibular nucleus neurons

- Vestibular stimulations enhance histamine release in the hypothalamus and brainstem

- Antihistaminergic drugs: diphenhydramine/dimenhydrinate, meclizine…
- Anticholinergic drugs: e.g. scopolamine (U.S.)
- GABA agonist drugs: benzodiazepines (e.g. diazepam)

} Sedating
Delaying vestibular compensation

- Histaminergic drug: betahistine Non-sedating, supporting vestibular compensation

Soto & Vego (2010), Neuropharmacology of vestibular system disorders, Curr Neuropharmacol 8:26-40.

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12 Role of Betahistine in Vertigo Treatment 0% 10% 20% 30% 40% 50% 60% 70% Betahistine Piracetam Ginkgo biloba Other vertigo therapy Diuretics Benzodiazepines Antihistamines Neuroleptics Calcium antagonists Homeopathics 4,294 vertigo patients enrolled in REVERT registry at 618 international centers across 13 countries over 28 months. 1 1 Agus et al. (2013), Clinical and Demographic Features of Vertigo: Findings from the REVERT Registry, Front Neurol. 4:48 . 15.4% 26.9% 37.2% 20.5% Meniere's disease Benign paroxysmal positional vertigo Other vertigo of peripheral vestibular origin Peripheral vestibular vertigo of unknown origin Vertigo D iagnosis Treatment Started www.aurismedical.com | NASDAQ: EARS

13 Higher Bioavailability Translates Into Better Efficacy Tighilet et al. (2018). Betahistine treatment in a cat model of vestibular pathology: pharmacokinetic and pharmacodynamic approaches. Front Neurol. 11(9): 431. Cats undergoing unilateral section of vestibular nerve → surgery - induced acute vertigo When treated with high dose betahistine , cats experienced: • Faster improvement of acute symptoms than lower dosages • A ccelerated vestibular compensation • S ignificant increase of histaminergic activity in hypothalamus • S ubstantially higher bioavailability • Similar effect with low dose betahistine + MAO inhibitor selegiline www.aurismedical.com | NASDAQ: EARS

14 AM - 125 Intranasal Betahistine for Acute Vertigo Target Indication: treatment of acute vertigo • 3 times daily, metered dose spray Objective: achieve efficacy superior to oral betahistine based on improved bioavailability Clinical Milestones • First Phase 1 trial in 40 healthy volunteers completed » Single dose well tolerated up to 40 mg, PK data • Second Phase 1 trial in 72 healthy volunteers completed Oct. 2018 » Significantly higher bioavailability with intranasal vs. oral delivery » Safe and well tolerated, maximum tolerated dose 40 mg t.i.d . » Additional PK data • Phase 2 trial in 138 acute vertigo patients initiated in 2019 (EU + Canada) www.aurismedical.com | NASDAQ: EARS

15 Phase 2 TRAVERS Trial • Acute vertigo after vestibular schwannoma resection » “Clean” one - sided loss of peripheral vestibular input » Patients unable to stand or walk post - surgery • Objective primary efficacy outcomes » T ime standing on foam » Tandem Romberg test • 138 patients » Part A: dose escalation in 5 steps (n=50) » Part B: two doses vs. placebo (n=72) » Oral betahistine for reference (n=16) • Milestones: » First patient in Jul 2019 » Interim analysis in Q1 2020 (Part A) » Full read - out in Q4 2020 Dillon NP et al. (2017), Otol Neurotol . 38(3): 441 - 7. www.aurismedical.com | NASDAQ: EARS

16 Attractive Market Potential in Vertigo • Current worldwide annual sales of oral betahistine : ~$ 450 million (IMS, manufacturer prices ) » Branded generics ( Serc , Betaserc ) and full generics » Does not include U.S. sales – compounding pharmacies on small scale • With AM - 125 , we aim to: » Gain share of current oral market in vertigo » Reintroduce betahistine to the U.S. » Will expand market potential to >$ 1bn • Conservative assumptions regarding price premium over oral betahistine www.aurismedical.com | NASDAQ: EARS

17 AM - 125 Advisory Board Elias Michaelides , MD Associate Professor of Surgery, Otolaryngology Director of the Hearing and Balance Program Yale School of Medicine Hinrich Staecker , MD, PhD David and Mary Zamierowsky Professor Director Division Otology/ Neurotology Departments of Otolaryngology, Head and Neck Surgery and Speech and Hearing University of Kansas Michael Strupp , MD, FANA, FEAN Professor of Neurology Department of Neurology and German Center for Vertigo and Balance Disorders Ludwig - Maximilians University Hospital, Munich Paul Van de Heyning, MD, PhD Professor and Chairman Department of Otorhinolaryngology, Head and Neck Surgery Antwerp University Hospital – University of Antwerp, Belgium www.aurismedical.com | NASDAQ: EARS

19 Significant Need in Mental Health Supportive Care Drugs for schizophrenia and bipolar disorder have major side effects associated with weight gain, metabolic problems and drowsiness Potential Major Side Effects Include • Impaired glucose tolerance • New - onset diabetes • Hyperlipidemia • Cardiovascular disease Most Effective Antipsychotics on Market • Olanzapine and Clozapine » Potent H 1 histamine receptor antagonists » H 1 plays key role in brain’s regulation of food intake » No longer recommended for first line treatment due to significant weight gain and other metabolic issues www.aurismedical.com | NASDAQ: EARS

The Magnitude of the Problem

All antipsychotics are associated with notable weight gain in antipsychotic-naïve and first-episode patients[1,2]

- 64%, 32%, and 12% of schizophrenia and bipolar disorder patients gained ≥7%, ≥15%, and ≥25%, of their baseline body weight after ≥48 weeks on olanzapine[3]
- Incidence of clinically relevant weight gain over 3 years in patients with a first psychotic episode[4]
    - 23% for ziprasidone
    - 32% for quetiapine
    - 45% for aripiprazole

2



F Sedation OR (95% CrI)
Amisulpride 1·42 (0·72 to 2·51)
Paliperidone 1·40 (0·85 to 2·19)
Sertindole 1·53 (0·82 to 2·62)
Iloperidone 1·71 (0·63 to 3·77)
Aripiprazole 1·84 (1·05 to 3·05)
Lurasidone 2·45 (1·31 to 4·24)
Risperidone 2·45 (1·76 to 3·35)
Haloperidol 2·76 (2·04 to 3·66)
Asenapine 3·28 (1·37 to 6·69)
Olanzapine 3·34 (2·46 to 4·50)
Quetiapine 3·76 (2·68 to 5·19)
Ziprasidone 3·80 (2·58 to 5·42)
Chlorpromazine 7·56 (4·78 to 11·53)
Zotepine 8·15 (3·91 to 15·33)
Clozapine 8·82 (4·72 to 15·06)
0 1 2 3 4 5 6 7 8 9 10
More sedation with placebo
More sedation with active drug



B Weight gain SMD (95% CrI)
Haloperidol 0·09 (–0·00 to 0·17)
Ziprasidone 0·10 (–0·02 to 0·22)
Lurasidone 0·10 (–0·02 to 0·21)
Aripiprazole 0·17 (0·05 to 0·28)
Amisulpride 0·20 (0·05 to 0·35)
Asenapine 0·23 (0·07 to 0·39)
Paliperidone 0·38 (0·27 to 0·48)
Risperidone 0·42 (0·33 to 0·50)
Quetiapine 0·43 (0·34 to 0·53)
Sertindole 0·53 (0·38 to 0·68)
Chlopromazine 0·55 (0·34 to 0·76)
Iloperidone 0·62 (0·49 to 0·74)
Clozapine 0·65 (0·31 to 0·99)
Zotepine 0·71 (0·47 to 0·96)
Olanzapine 0·74 (0·67 to 0·81)
–0·5 0 1 1·5
More weight gain with placebo
More weight gain with active drug

[1] *Manu P et al. (2015).Weight gain and obesity in schizophrenia: epidemiology, pathobiology, and Management. Acta Psychiatr Scand: 1-12.*
[2] *Leucht S et al. (2013). Comparative efficacy and tolerability of 15 antipsychotic drugs in schizophrenia: a multiple-treatments meta-analysis. Lancet 382(9896):951-62.*
[3] *Citrome L et al. VP (2011). Weight gain and changes in metabolic variables following olanzapine treatment in schizophrenia and bipolar disorder. Clin Drug Investig 31:455-82.*
[4] *Perez-Iglesias R et al. (2014). Comparison of metabolic effects of aripiprazole, quetiapine and ziprasidone after 12 weeks of treatment in first treated episode of psychosis. Schizophr Res 159:90–94.*

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Preclinical and Clinical Evidence of Efficacy

Animal Data

- Betahistine attenuates olanzapine induced weight gain by counteracting increased expression of H_1 receptor, pAMPK, orexigenic neuropeptide Y and decreased expression of anorexigenic neuropeptide pro-opiomelanocortin[1]
- No interference with olanzapine's activity

[2]



A
Mean Cumulative Body Weight Gain (g)
Days
Olanzapine
Olanzapine+ Betahistine
Betahistine
Control

Clinical Data with Oral Betahistine

- RCT with approved dose (**48 mg/day**) for 16 weeks in schizophrenia patients[3]
  - No interference with olanzapine's antipsychotic effect
  - Trend for reduction in weight gain
- RCT PK/PD study with **144 mg/day** for three weeks in healthy volunteers[4]
  - Significant reduction in weight gain and somnolence
- RCT with betahistine **144 mg/day** + reboxetine 8 mg for 6 weeks in schizophrenia patients[5]
  - Significant reduction in weight gain and BMI increase

[1] Lian J et al. (2014). Preventing olanzapine-induced weight gain using betahistine: a study in a rat model with chronic olanzapine treatment. PLoS One 9(8):e104160.
[2] Deng C et al. (2012). Reducing olanzapine-induced weight gain side effect by using betahistine: a study in the rat model. J Psychopharmacol. 26(9):1271-9.
[3] Barak N et al. (2016). Betahistine decreases olanzapine-induced weight gain and somnolence in humans. J Clin Psychopharmacol 30(3): 237-41.
[4] Barak N et al. (2016). A randomized, double-blind, placebo-controlled pilot study of betahistine to counteract olanzapine-associated weight gain. J Clin Psychopharmacol. 36(3):253-6.
[5] Poyurovsky M et al. (2013). Reducing antipsychotic-induced weight gain in schizophrenia: a double-blind placebo-controlled study of reboxetine-betahistine combination. Psychopharmacol (Berl). 226(3):615-22.

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22 AM - 201 Intranasal Betahistine for Mental Health Supportive Care Target Indication: prevention of olanzapine - induced weight gain • Secondary: drowsiness, metabolic side effects • Same product as AM - 125, potential difference in dose – important development synergies Objective: get olanzapine’s superior efficacy without its major side effects Clinical Milestones • Phase 1b study in healthy volunteers in Europe initiated Q1 2019 » Concomitant treatment with olanzapine for 4 weeks » Intranasal betahistine or placebo t.i.d . (1 → 2.5 → 5 → 10 → 20 mg) » Primary efficacy: reduction in weight gain » Secondary efficacy: reduction in somnolence • Phase 2 trial in patients with schizophrenia or bipolar 1 disorder » 3 - month treatment period (OLZ + intranasal betahistine / placebo), 1 month observation » Start after IND in 2020 www.aurismedical.com | NASDAQ: EARS

23 AM - 201 Phase 1b Interim Data • Interim analysis with 50 healthy volunteers » 10 subjects per dose (5M + 5F): 8 on active, 2 on placebo • Treatment well tolerated » Suited for longer term use • First efficacy signals – reduction in weight gain and daytime sleepiness » More pronounced changes in female subjects than male participants • Study proceeding now to 30 mg / 30 subjects » Pooled placebo will be 10M + 10F » Read - out expected for late Q1 2020 www.aurismedical.com | NASDAQ: EARS 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 OLZ + AM-201 20 mg OLZ + AM-201 0 mg OLZ only* Weight gain (kg) Weight gain in female subjects to Day 28 ∆ LS means = 1.07 kg PPr ( effective ) = 90% * Extrapolated from Hoffmann VP et al., Schizophr Res. 2009;115(2 - 3 ): 370 - 1 ( n=12 ).

24 Attractive Market Opportunity in Mental Disorder Supportive Care ~2.2 million people diagnosed with schizophrenia ~3.6 million people diagnosed with bipolar disorder ~550,000 people treated with olanzapine >$0.6 billion estimated global market opportunity for AM - 201 Total number of patients in U.S., EU top 5 and Japan www.aurismedical.com | NASDAQ: EARS Plan to launch AM - 201 first in U.S., then in Europe

25 AM - 201 Advisory Board Christoph U. Correll, MD • Professor of Psychiatry and Molecular Medicine at The Donald and Barbara Zucker School of Medicine at Hofstra/ Northwell in NY • Professor of Child and Adolescent Psychiatry, Charité Universitätsmedizin , Berlin , Germany John Kane, MD • Senior Vice President for Behavioral Health Services at Northwell Health in New Hyde Park, NY • Professor and Chairman of Psychiatry at The Donald and Barbara Zucker School of Medicine at Hofstra/ Northwell in NY • Chairman of Psychiatry at The Zucker Hillside Hospital in Glen Oaks NY Nir Barak, MD • Board certified in Internal Medicine and Clinical Nutrition • Founder and former CSO of Obecure Ltd. John W. Newcomer, MD • Professor of Integrated Medical Science at Charles E. Schmidt College of Medicine, Florida Atlantic University • Adjunct Professor of Psychiatry at Washington University School of Medicine in St. Louis www.aurismedical.com | NASDAQ: EARS

26 Other Betahistine Opportunities www.aurismedical.com | NASDAQ: EARS Indication Background Prader - Willi Syndrome (PWS) Acquired U.S. Orphan Drug Designation for treatment of obesity associated with PWS. Rare genetic disorder characterized by progressive obesity, behavioral issues, delayed cognition and sleep disturbances. Emerging research suggests positive effects of H 3 receptor inhibition on cognitive disability and excessive daytime sleepiness; betahistine acts not only on H 3 but, uniquely, also as H 1 agonist, which plays crucial role in regulation of food intake. ADHD In a study with 16 adult patients, treatment with oral betahistine up to 200 mg resulted in better improvement in surrogate markers for cognitive outcomes, attentional sensitivity in the Continuous Performance Task and inhibition in the Go/No - Go task, compared to placebo (p=0.02 and 0.004). 1 Atypical depression Subtype of major depression, characterized by mood reactivity, fatigue, excessive somnolence, increased appetite or weight gain and cognitive deficits. Retrieval of forgotten memories In a study with 38 healthy adult volunteers treatment with high - dose betahistine overall improved the percentage of correct memories (p<0.05), enhanced the retrieval of more difficult items and benefited participants with poor performance under placebo treatment (p<0.01). 2 Cognitive function in dementia In a study with 53 patients with cerberovascular disease receiving betahistine 24 mg daily or placebo for 8 weeks, active treatment resulted in significantly better associative learning, digit retention, general knowledge, orientation, sentence learning and simple arithmetic at week 8. 3 1 Moorthy et al. (2015), Safety, tolerability and pharmacokinetics of 2 - pyridylacetic acid, a major metabolite of betahistine , in a phase 1 dose escalation study in subjects with ADHD. Biopharm . Drug Dispos . 36:429 - 39 . 2 Nomura H et al. (2019), Central histamine boosts perirhinal cortex activity and restores forgotten object memories. Biol Psychiatry. In press . 3 Pathy J et al. (1977), Betahistine dihydrochloride ( Serc ) in cerebrovascular disease: a placebo - controlled study, Age Ageing 6:179 - 84.

AM - 111 prevents or attenuates hearing loss by protecting hair cell functionality Sonsuvi ® (AM - 111) for Acute Inner Ear Hearing Loss 28 • Potent cell - penetrating JNK inhibitor peptide protecting against apoptosis and inflammation • C - jun N - terminal Kinase (JNK) involved in various cochlear insults • Stress conditions and pro - inflammatory cytokines activate JNK • Otoprotection demonstrated in various acute cochlear injury models, e.g. noise trauma, ischemia, infection, inflammation, surgery trauma • Single dose intratympanic administration • Orphan Drug designation (FDA and EMA) • Granted Fast T rack designation ( FDA) OUTER HAIR CELLS INNER HAIR CELLS Treated with AM - 111 four hours post trauma Treated with placebo four hours post trauma www.aurismedical.com | NASDAQ: EARS

Program to be developed through partnering (Process ongoing) 0 5 10 15 20 25 30 35 40 45 50 Day 3 Day 7 Day 28 Day 91 AM-111 0.4 mg/mL AM-111 0.8 mg/mL Placebo 29 Ph 3 Results Demonstrate Potential of Sonsuvi ® in Subpopulation with Profound Acute Hearing Loss Profound A cute H earing L oss (≥ 90 dB) at B aseline 0.018 0.016 Improvement of hearing threshold at the average of the three worst affected contiguous test frequencies from baseline; post - hoc repeated measures ANCOVA (mITT ; n=98). 0.167 HEALOS Phase 3 trial assessing AM - 111 in acute inner ear hearing loss did not meet primary efficacy endpoint in overall population (Nov. 2017) Clinically meaningful and nominally significant hearing recovery in profound hearing loss at baseline → severity - dependent JNK activation EMA endorsed proposed design for single pivotal study with AM - 111 and FDA agreed with endpoints, sample size and statistics www.aurismedical.com | NASDAQ: EARS

Keyzilen® (AM-101) for Acute Inner Ear Tinnitus

- Keyzilen® contains Esketamine hydrochloride, a potent N-Methyl-D-Aspartate (NMDA) receptor antagonist, formulated in a biodegradable gel
  - Targets aberrant excitation of the auditory nerve which is at the origin of certain types of tinnitus
  - Does not interfere with normal hearing
- Administered three times over 3-5 days by intratympanic administration
- Demonstrated tinnitus reduction in several animal models and two Phase 2 trials
- Granted fast track designation by FDA



Improvement in Subjective Tinnitus Loudness TLQ from Baseline
Phase 2 Data
Placebo
AM-101 Low Dose
AM-101 High Dose
Delta TLQ from baseline (points)
35
30
25
20
15
10
5
0
-5
D1
D2
D7
D30
D90

Mean absolute improvement of subjective tinnitus loudness in patients with unilateral tinnitus following acute acoustic trauma or otitis media (n = 84). TLQ was rated on a scale from 0 (no tinnitus heard) to 100 (extremely loud).

Van de Heyning et al., 2014.

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Advancing Keyzilen® through Strategic Partnerships

- Phase 3 trials TACTT2 and TACTT3 trials did not meet primary efficacy endpoints
- Issues with study design…
  - Switch from visit-based to daily ratings of tinnitus loudness as part of Special Protocol Assessment with FDA
  - Increased patient focus on tinnitus and rating fatigue over
- … and with patient selection
  - Intense discussion and attention on social media
  - Lack of objective tools for complete eligibility verification
- Next Steps:
  - Validate design of Phase 2/3 trial with FDA and EMA, incorporating learnings from TACTT and AMPACT trials and including novel objective diagnostic and measures
  - Partnering or other types of external funding

"I know the TACTT3 trials have failed, but hope to get my hands on AM-101, so my doctor can inject it." – Anonymous Patient

"I had great success with your drug. It reduced the loudness of my tinnitus about 50%. Your wonderful drug gave me my life back. I barely notice the tinnitus anymore, and when I do (late at night, when it's really quiet), it's no big deal."
– Anonymous Patient

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33 Intellectual Property AM - 125 / AM - 201 • Composition of matter and methods of use for formulations of betahistine dihydrochloride for intranasal delivery (to 2038) • Up to 10 years of data protection in Europe • Acquired two US patents relevant to antipsychotic induced weight gain (to 2024) • Acquired rights to two US patents covering use in ADHD and depression (to 2025/27) AM - 111 • Substance matter patents (to 2027+) • Use patent (to 2023) • Orphan drug designation AM - 101 • Use patents (to 2025/2027) • Formulation patent (to 2025) www.aurismedical.com | NASDAQ: EARS

34 First Half 2019 Financials www.aurismedical.com | NASDAQ: EARS Key figures in the Statement of Financial Position 2019 (Ended June 30) (CHF 1,000) 2018 (Ended Dec. 31) (CHF 1,000) Cash Balance 5,792 5,393 Shareholders’ Equity 8,952 3,650 Loan Facility - 1,435 CHF 4.8 CHF 3.6 CHF 0.0 CHF 1.0 CHF 2.0 CHF 3.0 CHF 4.0 CHF 5.0 CHF 6.0 6 Months Ended Jun 30, 2018 6 Months Ended Jun 30, 2019 MILLIONS Net Loss CHF 7.4 CHF 4.1 CHF 0.0 CHF 1.0 CHF 2.0 CHF 3.0 CHF 4.0 CHF 5.0 CHF 6.0 CHF 7.0 CHF 8.0 6 Months Ended June 30, 2018 6 Months Ended June 30, 2019 MILLIONS Operating Loss - 45% • Improved Balance Sheet • Made final payment to Hercules under the loan facility, 12 months ahead of schedule • Reduced net loss by ~25% compared to previous year Other key figures 2019 (Ended June. 30) (CHF 1,000) 2018 (Ended June 30) (CHF 1,000) Net Income (Loss) (3,604) (4,825) Net Loss per Share (1.66) (16.36) Shares Outstanding 3,267,228 305,870 - 25%

35 Upcoming Value - Creating Milestones Q1 2020 Interim data AM - 125 Phase 2 trial (Part A) Q1 2020 Data from Cohort 6 in AM - 201 Phase 1b trial Q2 2020 Start Part B of AM - 125 Phase 2 trial Q2 2020 IND www.aurismedical.com | NASDAQ: EARS

36 Key Takeaways Large U.S. and global market opportunity No FDA approved products, great unmet medical need Low risk reformulation project with intranasal betahistine Existing market in vertigo Leveraging data for other indications Partnering potential with late - stage pipeline Several value creating milestones in 2019 / 2020 www.aurismedical.com | NASDAQ: EARS